CFT Securities, LLC
Statement of Income
Year Ended December 31, 2016

Revenues
Commissions	$ 4,746,968
Riskless principal income	193,881
Client referral fees	23,765
Interest	172,235
Other	8,306
	5,145,155

Expenses
Compensation and benefits	3,843,659
Floor brokerage, clearing and exchange fees	486,460
Communications and technology	229,919
Professional fees	38,095
General and administrative	171,467
Rent and occupancy costs	62,687
	4,832,287

Net income	$ 312,868

The Notes to Financial Statements are an integral part of this statement.